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                                                                     EXHIBIT (c)

                  [VALUATION RESEARCH CORPORATION LETTERHEAD]

                (11/21/02) DRAFT -- FOR DISCUSSION PURPOSES ONLY

November __, 2002


Board of Directors
Glacier Water Services, Inc.
2651 La Mirada Drive, Suite 100
Vista, CA 92083

Ladies and Gentlemen:

This opinion letter is provided by Valuation Research Corporation ("VRC"), reporting the performance of certain limited procedures set forth herein at the request of the Board of Directors of Glacier Water Services, Inc. ("Glacier" or the "Company"). The opinion is issued in connection with a proposed exchange transaction (the "Exchange") described in an Offer to Exchange 9-1/16% Cumulative Trust Preferred Securities of Glacier Water Trust I For Up to [1,151,750] Shares Of Common Stock Of Glacier Water Services, Inc. (the "Offer").

VRC has been asked to provide its opinion, pursuant to the terms of the Offer, that the Fair Value of the assets of the Company exceeds and will exceed its liabilities, including Stated Liabilities and Identified Contingent Liabilities, by an amount at least equal to the total par value of its capital stock and, accordingly, immediately before and immediately after the Exchange, the Company will not have Impaired Capital as prohibited by Section 160 of the Delaware General Corporate Law (DGCL).

For purposes of this opinion, the following terms are defined:

    (a.) Fair Value

         The amount at which the aggregate assets of the Company would change hands on a going concern basis between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both.


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Board of Directors                                November __, 2002
Glacier Water Services, Inc.                                 Page 2


                 (11/21/02) DRAFT - FOR DISCUSSION PURPOSES ONLY


    (b.) Stated Liabilities

         The recorded liabilities of the Company as of ______ __, 2002 as determined in accordance with generally accepted accounting principles
         (GAAP), consistently applied, giving effect to the Exchange, all of which information has been provided to VRC by representatives of the Company responsible for financial and accounting matters. VRC has made inquiries of the management of the Company and been advised that there has been no material change in the Stated Liabilities of the Company between _____ __, 2002 and the date of the Exchange (exclusive of the transactions contemplated under the Exchange), and, based upon its inquiries in connection with this opinion, VRC has no reason to believe that there has been any such material change.

    (c.) Identified Contingent Liabilities

         The maximum reasonably estimated amount of liabilities that may result from pending litigation, asserted or threatened claims and assessments, guaranties, environmental conditions, uninsured risks, future tax liabilities and other contingent liabilities as identified and explained to VRC in terms of their nature and estimated dollar magnitude by responsible representatives of the Company. These contingent liabilities may not meet the criteria for accrual under Statement of Financial Accounting Standards No. 5 and therefore may not be recorded as liabilities under GAAP.

    (d.) Impaired Capital

         Impaired capital relates to the ability of the Company immediately before and immediately after giving effect to the Exchange, to continue as a going concern and not lack sufficient capital for its anticipated needs, including, without limitation, Identified Contingent Liabilities, without substantial unplanned disposition of assets outside the ordinary course of business, restructuring of debt, externally forced revisions of its operations, or similar actions.

VRC believes the foregoing definitions are reasonable and appropriate for purposes of rendering this opinion, and VRC believes that the methodologies utilized in its analysis are appropriate for determining Fair Value and Impaired Capital as defined herein and for purposes of determining sufficiency of capital under DGCL Section 160. Based on



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                                                  VALUATION RESEARCH CORPORATION

Board of Directors                                November __, 2002
Glacier Water Services, Inc.                                 Page 3

                 (11/21/02) DRAFT - FOR DISCUSSION PURPOSES ONLY


its inquiry, and subject to the limitations set forth herein and in the General Limiting Conditions and Assumptions attached hereto as Exhibit A, VRC believes it is appropriate to value the Company, both before and after giving effect to the Exchange, on a going concern basis.

In expressing its opinion, VRC has relied on information and analyses furnished by and/or discussions held with Glacier management, which information and analyses have been the subject of review by VRC and have been the subject of discussion and inquiry. VRC does not assume any responsibility for the sufficiency and accuracy of the information. Nothing has come to VRC's attention in the course of its review which would lead it to believe that any such information is incorrect in any material respect or that it was unreasonable for VRC to utilize and rely upon the information. Such data has been accepted as reasonably reflecting the Exchange, the financial condition of Glacier and its past and future operations. All items subject to audit pursuant to generally accepted auditing standards and in conformity with generally accepted accounting principles ("GAAP") have been relied upon without review, check, or verification, but nothing has come to our attention that would cause us to believe the information is incorrect in any material respect or that it was unreasonable for VRC to utilize and rely upon the information. VRC has performed certain analyses, studies, and investigations more fully described herein in support of its opinion. Further, the opinion expressed herein is subject to Assumptions and Limiting Conditions attached hereto as Exhibit A.

VRC has reviewed the unaudited financial statements of Glacier, as provided in the June 30, 2002 10-Q and the audited financial statements of Glacier, as provided in the 10-K's for fiscal years ending on or about December 31, 1999 through 2001; a draft of the Offering Circular pertaining to the Offer and Exchange dated as of September 30, 2002; and other background data and material considered appropriate to the opinion expressed herein. Such areas of investigation include, but are not limited to:

     - An overview of the industry in which Glacier operates, including an analysis of companies engaged in similar lines of business and a review of acquisitions of companies engaged in similar lines of business.

     - Inquiries of Glacier management as to the impact of future trends on its industry, including competitive market offerings and relative market shares of market participants.

     - Review of business data and information made available to VRC, including historical financial statements of Glacier and pro-forma financial statements of Glacier.

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                                                  VALUATION RESEARCH CORPORATION

Board of Directors                                November __, 2002
Glacier Water Services, Inc.                                 Page 4

                 (11/21/02) DRAFT - FOR DISCUSSION PURPOSES ONLY


     - Review of operating projections for Glacier for the years 2002 through 2006 as prepared by Glacier management.

     - Inquiries of Glacier management who have responsibility for legal, financial and accounting matters as to the existence, nature and magnitude of Identified Contingent Liabilities. Because the Identified Contingent Liabilities are estimates of management, we express no opinion as to the completeness or propriety of such items. However, after discussion with management with respect thereto, and based on our experience in reviewing such liabilities, nothing has come to our attention in the course of our review which would suggest that any such information is incorrect in any material respect or unreasonable for VRC to utilize.

VRC has discussed financial and operating matters of Glacier with management. VRC has reviewed the forecasts of earnings, income, cash flows, and balance sheets of Glacier prepared by management. This review included, but was not limited to, discussions of basic assumptions made in the preparation of the forecasts relating to business segments and business strategy; key programs; pricing; industry trends and economic conditions; reinvestment requirements; cost savings opportunities; asset management; research and development; margins; equity investments; regulatory issues; competition; financing requirements; and contingent liabilities. We consider such forecasts to be reasonable and attainable in light of current and near term economic expectations and nothing has come to our attention that would cause us to believe the basic assumptions used in the forecasts are unreasonable. We believe that the review we have conducted and the analyses and procedures undertaken are those generally considered appropriate for expressing the opinion herein.

The Exchange will have the effect of increasing the outstanding amount of Glacier's 9.0625% Junior Subordinated Debentures. These debentures mature on January 31, 2028 and do not include any sinking fund provisions. The payment of these debentures at maturity will require a significant cash payment. Nothing has come to our attention to indicate that the Company will not have the ability to set aside sufficient resources to make the debenture maturity payment from cash flows generated between the date of this opinion and the debenture maturity date.

As of August 25, 2002, the Company had $5.4 million outstanding under a term loan facility with City National Bank. Although management represents that the Company is not currently in violation of the loan covenants relating to this term loan facility, we can not offer assurance as to the Company's ability to remain in compliance with these covenants in the future
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                                                  VALUATION RESEARCH CORPORATION

Board of Directors                                November __, 2002
Glacier Water Services, Inc.                                 Page 5

                 (11/21/02) DRAFT - FOR DISCUSSION PURPOSES ONLY

Based on the foregoing review, procedures, and analyses, we express the following opinion as of the date hereof, that immediately after and giving effect to the consummation of the Exchange, and subject to the General Limiting Conditions and Assumptions set forth in Exhibit A hereto:

    The excess of the Fair Value of the assets of Glacier over its Stated Liabilities and Identified Contingent Liabilities immediately prior to and after the Exchange is equal to or exceeds the total par value of its capital stock and, accordingly, immediately before and immediately after the Exchange, the capital of the Company will not be impaired as prohibited by
    Section 160 of the Delaware General Corporate Law (DGCL).

This letter is solely for the information of and assistance to the parties to whom it is addressed for matters in connection with the Exchange, subject to the General Limiting Conditions and Assumptions. Any other use is expressly prohibited and neither this letter nor any of its parts may be circulated, quoted, or otherwise referred to for any other purpose without the prior review and written consent of VRC, the exercise of which will not be unreasonably withheld.

The above limitations do not apply to related parties whom you believe have a legitimate business interest in receiving such copies, including counsel, courts, administrative agencies, and other appropriate parties. However, in such instances, this opinion must be provided to such parties in its entirety. The term "related parties" includes participants and assignees, regulators, successors, or appropriate parties involved in litigation or court proceedings involving the Exchange or under other similar circumstances.

VRC has no responsibility to update the opinion stated herein for events and circumstances occurring after the date of this letter.

Respectfully submitted,

VALUATION RESEARCH CORPORATION




Engagement Number: 50001012


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                                                  VALUATION RESEARCH CORPORATION

                                    EXHIBIT A

                       ASSUMPTIONS AND LIMITING CONDITIONS

     1. This opinion and the conclusions arrived at can only be relied upon by the parties to whom the opinion is addressed for the sole and specific purposes as noted and as of the date specified. The conclusions reached represent the considered opinion of VRC, based upon information furnished to them by the Company and other sources. VRC's opinion is in no way given as an indication of the fairness of the transaction to any shareholder of the Company or any equity participant in the transaction. Furthermore, the opinion and conclusions are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever.

     2. In accordance with recognized professional standards as generally practiced in the valuation industry, the fee for these services is not contingent upon the conclusions of value. VRC has determined to the best of its knowledge and in good faith that neither it nor any of its agents or employees has a material financial interest in the Company.

     3. VRC assumes that all laws, statutes, ordinances, zoning and use regulations, other regulations, or regulations of any governmental authority relevant to and in connection with this engagement are complied with unless express written noncompliance is brought to the attention of VRC by those relied on by VRC, including the Company and its management, and stated and defined in the opinion.

     4. VRC has relied on certain public information and statistical information furnished by others, including, but not limited to, the Company, without verification. VRC believes such information to be reliable as to accuracy and completeness but offers no warranty or representation to that effect; however, nothing has come to our attention in the course of this engagement that would cause us to believe that any furnished information is inaccurate in any material respect or that it is unreasonable to utilize and rely upon such information.

     5. VRC has not made a specific compliance survey or analysis of the subject property to determine whether it is subject to or in compliance with the Americans with Disability Act of 1990 (ADA) and this opinion does not consider the impact, if any, of non-compliance in estimating the value of the property.

     6. Material changes in the industry or in market conditions that might affect the Company's business from and after the appraisal date, which are not reasonably foreseeable, are not taken into account.
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                                                  VALUATION RESEARCH CORPORATION

     7. The issuance of this opinion by VRC does not represent an assurance, guarantee, or warranty that the Company will not default on any debt obligations, if any, associated with the values stated in the opinion, nor does VRC make any assurance, guarantee, or warranty that the covenants for any financing will not be broken in the future.

     8. Future services regarding the subject matter of this opinion, including, but not limited to, testimony or attendance in court, shall not be required of VRC, unless previous arrangements have been made in writing.

     9. No representation is made as to the legal sufficiency for any purpose of the definitions contained in the body of the opinion; such definitions are used solely for setting forth the scope of this opinion and VRC believes such definitions to be reasonable for the purposes of rendering this opinion.

     10. Neither VRC, nor its agents or employees assume any responsibility for matters legal in nature, nor do they render any opinion as to any title to, or legal status of, property, which may be involved, both real and personal, tangible and intangible. Title is assumed to be good and marketable.

     11. The Company agrees to reimburse VRC for any expenses that VRC may incur, as a party, witness or participant in connection with any litigation or dispute involving this engagement. This includes, unless it resulted from VRC's gross negligence or willful misconduct, all reasonable out-of-pocket costs such as travel expenses, attorney fees and, if necessary, costs of enforcing this agreement.

     12. Where there may be real property involved, and unless specifically stated, VRC has not made a land survey of the property and has assumed that the Company has clear title to the property. VRC assumes that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such unapparent conditions or for arranging for engineering studies that may be required to discover such unapparent conditions or any such unapparent conditions, which may exist.

     13. VRC is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this opinion wishing to know whether such liabilities exist, or their scope, and the effect on the value of the property is encouraged to obtain a professional environmental assessment. VRC does not conduct or provide environmental assessments and has not performed one for this engagement.
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                                                  VALUATION RESEARCH CORPORATION

     14. VRC has not determined independently whether the Company is subject to any present or future liability relating to environmental matters, including but not limited to CERCLA/ Superfund liability. Unless otherwise specified, VRC's opinion takes no such liabilities into account. To the extent such information has been reported to us, VRC has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

     15. Our opinion is necessarily based on economic, market, financial and other conditions as they exist on the date of this opinion. While various judgments and estimates which we consider reasonable and appropriate under the circumstances were made by us in the determination of value, no assurance can be given by us that the sale price which might ultimately be realized in any actual transaction, if and when effected, will be at the Fair Value indicated.

     16. Generally accepted auditing practices call for affirmative actions to test the going-concern concept. These auditing practices may identify certain information that contradicts the financial accounting going-concern assumption - for example, recurring operating losses, defaults on loans, and adverse financial ratios. Our determination of adequate capital is made from an economic rather than financial accounting perspective.

     17. The opinion of Fair Value of the aggregate assets expressed by VRC results from the development and analysis of several valuation indications arrived at through the use of accepted valuation procedures as practiced in the valuation industry. These procedures included an Asset Based Approach, the Income Approach and the Market Approach, as described below.

     18. The Asset Based Approach is based directly on the value of the underlying assets of the business less its liabilities. Our procedures in connection with this approach were limited to a review of the financial statements and a general review of the current assets and intangible assets of the Company.

     19. The Income Approach utilized cash flow projections discounted to a present value. The discount rates selected were based on risk and return requirements deemed appropriate by VRC, given the facts and circumstances surrounding the Transactions. The discount rates were based upon a weighted average cost of capital concept which considers the after tax cost of debt and equity. The after tax costs were derived, among other factors, from our review of the current credit and equity markets. The discount rate included a risk premium, over and above the return associated with "risk-free" investments such as U.S. Government treasury notes.

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                                                  VALUATION RESEARCH CORPORATION


     20. The Market Approach is a valuation technique in which the estimated market value is based on market prices in actual transactions. The technique consists of undertaking a detailed market analysis of publicly-traded companies and acquisitions of companies that provide a reasonable basis for comparison to the relative investment characteristics of the subject entity. Valuation ratios derived from the guideline companies are then selected and applied to the subject entity after consideration of adjustments for dissimilarities in financial position, growth, markets, profitability, and other factors.

     21. VRC has made inquiries of management and been advised that there has been no material change in financial position between _____ __, 2002, the date of the last financial statements of the Company provided to VRC, and the date of this opinion.

     22. Amounts payable with respect to Identified Contingent Liabilities cannot be predicted with exact certainty. In addition, contingent liabilities exclude obligations under executory contracts such as operating leases. The exclusion of such executory contracts, in our opinion, has no material effect on the excess of Fair Value of assets over liabilities.

     23. In addition to discounting the projected cash flows of the Company, VRC performed sensitivity analysis, which included varying the discount rates, sales growth rates, and profit margins of the projections in estimating a range of values.